UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS

On May 31, 2013, the Company received a notice under Section 257(1) of the Indian Companies Act, 1956 (“Notice”), proposing the candidature of Mr. N. R. Narayana Murthy for election to the office of a Director in the Annual General Meeting of shareholders to be held on June 15, 2013 (“AGM”), or any adjournment thereof, together with a deposit of Rupees Five Hundred ( 500/-).

As required under the Indian Companies Act, 1956, on June 6, 2013, we placed advertisements in two Indian newspapers informing the members that the Company had received the Notice and that the election of Mr. Murthy for the office of a Director will be taken up for the consideration of the members in the AGM, as part of the Special Business of the AGM, in the form of an ordinary resolution. A copy of the form of this advertisement is attached to this Form 6-K as Exhibit 99.1.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: June 6, 2013	S. D. Shibulal Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Form of Advertisement placed in Indian Newspapers